SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
 ..............................................................................
                              (Name of Issuer) ...
                    DIGITAL CREATIVE DEVELOPMENT CORPORATION
                         (Title of Class of Securities)
                                  Common Stock
                           (CUSIP Number) 25384B 10 8
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications):
                      Gary Herman, Chief Executive Officer
                    Digital Creative Development Corporation
                               101 Larkspur Circle
                           Larkspur, California 94939
                            Telephone: (415) 461-0348
             (Date of Event Which Requires Filing of This Statement)
                                February 28, 2002

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  25384B 10 8
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

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

Bruce Galloway
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(2) Check the Appropriate Box if a Member of a Group (See Instructions).......

(a)...........................................................................
(b).....X.....................................................................

*Jacombs Trading is a company that is controlled by Bruce Galloway. Bruce Galloway controls 7,489,677 shares of the Digital Creative Development Corporation Common Stock (the "Shares") representing 20.1% of the total issued and outstanding Shares. Of those Shares, Bruce Galloway's control includes 1,040,404 Shares, owned by Jacombs Trading representing 2.8% of the total issued and outstanding Shares.
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(3) SEC Use Only .............................................................
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(4) Source of Funds (See Instructions)

      PF (Galloway as an individual) and WC (for Jacombs Trading)
     -----------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
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(6) Citizenship or Place of Organization
           United States of America
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Number of Shares (7)Sole Voting Power
7,483,677
Beneficially ____________________________________________________________
Owned (8)Shared Voting Power  6,000..........................
      by Each ____________________________________________________________
Reporting (9)Sole Dispositive Power      ........ 7,483,677...................

Person ____________________________________________________________
With (10)Shared Dispositive Power..............6,000........................

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(11)Aggregate Amount Beneficially Owned by Each Reporting Person    7,489,677

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(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)

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(13)Percent of Class Represented by Amount in Row (11)      20.1%.............
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(14)Type of Reporting Person (See Instructions)..............................

........................IN.....................................................
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...............................................................................
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

Item 1. Security and Issuer

This statement relates to the Common Stock of Digital Creative Development Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 101 Larkspur Circle, Larkspur, California 94939.
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Item 2. Identity and Background

 (a)        Bruce Galloway

(b)        Burnham Securities, Inc.
                      1325 Avenue of the Americas
                      New York, New York 10019

(c)        Managing Director.  Mr. Galloway's
                      principal business address is the
                      same as the address listed in (b) above.

(d)        No.

(e)        No.

(f)        Mr. Galloway is a citizen of the United States of America.
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Item 3.  Source and Amount of Funds and Other Consideration

Personal Funds for Mr. Galloway as an individual and Working Capital for the portion of Shares acquired by Jacombs Trading.


Item 4.  Purpose of Transaction

(a)       For Investment.

(b)       Not Applicable.

(c)       Not Applicable.

(d)       No.

(e)       No.

(f)       No.

(g)       No.

(h)       No.

(i)       No.

(j)       No.

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Item 5.  Interest in Securities of the Issuer.

(a)       7,489,677 Shares -representing 20.1% of the
          37,330,245 Shares of the Issuer outstanding.

(b) Of the 7,489,677 Shares, there is sole power to vote and sole power to dispose of 7,483,677 Shares. For the remaining 6,000 Shares, there is shared power to vote and shared power to dispose of the Shares held by Mr. Galloway's wife.

(c)       Of the Shares described in 5(a), on February 28,  2002,
          3,330,000 Shares of Common Stock were purchased at $0.04 per Share by Bruce Galloway; Jacombs Trading (which is controlled by Bruce Galloway) purchased 514,300 Shares of Common Stock at $0.04 per Share; and 500,000 Shares of Common Stock at $0.04 per Share, were purchased by two of Mr. Galloway's children.

(d)       Not Applicable.

(e)       Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Galloway has the following options and warrants with the Issuer:

(i) warrants to purchase 20,000 shares of Common Stock which are exercisable at an exercise price of $1.00 per share through March 27, 2002; (ii) warrants to purchase 10,000 shares of Common Stock which are exercisable at an exercise price of $1.00 per share through November 24, 2003; (iii) warrants to purchase 20,000 shares of Common Stock which are exercisable at an exercise price of $.68 per share through March 15, 2004; (iv) warrants to purchase 72,000 shares of

Common Stock which are exercisable at an exercise price of $.44 per share through May 10, 2004; (v) warrants to purchase 175,000 shares of Common Stock which are exercisable at an exercise price of $.30 per share through September 30, 2004; (vi) warrants to purchase 3,333 shares of Common Stock which are exercisable at an exercise price of $.30 per share through October 21, 2004;
(vii) warrants to purchase 65,789 shares of Common Stock which are exercisable at an exercise price of $.38 per share through December 1, 2004; (viii) warrants to purchase 3,333 shares of Common Stock which are exercisable at an exercise price of $.30 per share through February 5, 2005; (ix) warrants to purchase 10,000 shares of Common Stock which are exercisable at an exercise price of $.39 per share through March 16, 2005; (x) warrants to purchase 22,166 shares of Common Stock which are exercisable at an exercise price of $.68 per share through April 10, 2004; (xi) warrants to purchase 30,769 shares of Common Stock which are exercisable at an exercise price of $.49 per share through May 10, 2004; (xii) warrants to purchase 39,630 shares of Common Stock which are exercisable at an exercise price of $.38 per share through June 10, 2004. (xiii) warrants to purchase 36,928 shares of Common Stock which are exercisable at an exercise price of $.41 per share through July 10, 2004; (xiv) warrants to purchase 39,862 shares of Common Stock which are exercisable at an exercise price of $.38 per share through August 10, 2004; (xv) warrants to purchase 44,040 shares of Common Stock which are exercisable at an exercise price of $.34 per share through September 10, 2004; (xvi) warrants to purchase 47,604 shares of Common Stock which are exercisable at an exercise price of $.32 per share through October 10, 2004; (xvii) warrants to purchase 37,212 shares of Common Stock which are exercisable at an exercise price of $.40 per share through November 10, 2004; (xviii) warrants to purchase 40,850 shares of Common Stock which are exercisable at an exercise price of $.37 per share through December 10, 2004; (xix) warrants to purchase 42,265 shares of Common Stock which are exercisable at an exercise price of $.35 per share through January 10, 2005;
(xx) warrants to purchase 8,621 shares of Common Stock which are exercisable at an exercise price of $1.74 per share through February 10, 2005; (xxi) warrants to purchase 3,947 shares of Common Stock which are exercisable at an exercise price of $3.80 per share through March 10, 2005; and (xxii) options to purchase 10,000 shares of Common Stock, which are exercisable at an exercise price of $.31 per share through December 31, 2005.

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Item 7.  Material to be Filed as Exhibits

None.
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

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

..............................................................................
Date    March 10, 2002
..............................................................................

Signature

/s/ Bruce Galloway
Bruce Galloway


.............................................................................
Name/Title    Bruce Galloway

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person) , evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).